UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[X] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person(s)
   Zacharias, Elizabeth
   6300 Bridgepoint Parkway
   Building Three, Suite 200
   Austin, TX 78730

2. Issuer Name and Ticker or Trading Symbol
   PSW Technologies, Inc. (PSWT)

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   02/00

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [X] Other (specify below)
   Associate VP Recruiting

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     734            D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $1.9375                                                                    (1)          09/29/08
(right to buy)
Non-Qualified Stock Option     $2.5800                                                                    (2)          09/27/06
(right to buy)
Non-Qualified Stock Option     $3.0000                                                                    (3)          06/15/09
(right to buy)
Non-Qualified Stock Option     $3.8750                                                                    (4)          02/09/09
(right to buy)
Non-Qualified Stock Option     $6.1250                                                                    (5)          05/18/08
(right to buy)
Non-Qualified Stock Option     $9.0000                                                                    (6)          06/04/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option               Common Stock                   1,000                     1,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   738                       738           D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   5,000                     5,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   7,000                     7,000         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,500                     2,500         D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   800                       800           D   Direct
(right to buy)

Explanation of Responses:

-
(1) 250 options are currently exercisable.750 options become exercisable in three (3) equal annual installments commencing on
    September 29, 2000.

(2) 553 options are currently exercisable. The remaining options become exercisable on June 24, 2000.

(3) Option to purchase 5,000 shares becomes exercisable in four(4) equal annual installments commencing on June 15, 2000.

(4) 1750 options are currently exercisable. 5,250 options become exercisable in four(4) equal annual installments commencing on
    February 9, 2001.

(5) 625 options are currently exercisable. The remaining options become exercisable in three(3)equal annual installments commencing on May 18, 2000.

(6) 400 options are currently exercisable.  The remaining options become exercisable in two (2) equal annual installments commencing on June 4, 2000.


SIGNATURE OF REPORTING PERSON
/S/ Zacharias, Elizabeth
DATE: 03-10-00